Exhibit 99.1

Sequans Appoints Didier Dutronc to Management Team

PARIS--(BUSINESS WIRE)--March 23, 2016--Sequans Communications S.A. (NYSE:SQNS) announced that Didier Dutronc has been appointed to its management team as chief marketing officer (CMO). In this role, Dutronc will head a new Sequans’ CMO organization comprising several existing functional areas, including the business units, along with the marketing, strategy, business development, and carrier support organizations. Dutronc comes to Sequans after many years’ senior management experience at leading high tech companies, including Sierra Wireless, Alcatel, and Texas Instruments.

“We are very pleased to welcome Didier to the management team at Sequans,” said Georges Karam, Sequans CEO. “Didier is a highly-respected tech industry veteran and brings a wealth of experience and extensive knowledge of IoT and M2M markets worldwide that will benefit Sequans in many ways, especially in business development, customer acquisition, and market strategy.”

In the two years prior to joining Sequans, Dutronc acted as an advisor to Sequans as chairman of Asia Business Consulting Ltd., a Hong Kong-based consultancy targeting the IoT market. Before that, he was SVP and GM of the M2M and Embedded Solutions Business Unit at Sierra Wireless, and before that, was GM of the Handset Business Unit at Wavecom, which was subsequently acquired by Sierra Wireless. Prior to Wavecom, Dutronc was CEO of Alcatel Optronics USA, and VP of sales of Alcatel Optronics France. Earlier, he spent ten years at Texas Instruments in sales. Dutronc is highly experienced in P&L management, strategy, M&A, and business development in the global high tech industry.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

CONTACT:
Sequans Communications S.A.
Media relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com;
or
Investor relations:
Claudia Gatlin, +1-212-830-9080
claudia@sequans.com.